Date    30 October 2000
Number  102/00

BHP APPOINTS CHIEF INFORMATION OFFICER

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment of Cassandra Matthews to the new position of BHP Vice President and Chief Information Officer, effective 1 December this year.

Ms Matthews will report to BHP Chief Strategic Officer Brad Mills and will be a member of BHP's Strategy Committee. Mr Mills said: "Cassandra's appointment is a significant step in our drive to become a fully e-enabled Company utilising the Internet and new technologies to connect with our stakeholders including customers, employees, suppliers and local communities.

"Cassandra will oversee implementation of our e-enablement strategy which is focused on employing the full power of the Internet to conduct all of our transactions on-line within two years. Additionally, our strategy is directed at developing a knowledge-sharing environment across the Company and facilitating an e-savvy workforce."

Ms Matthews was most recently employed as Vice President and Chief Information Officer for PECO Energy Company, Philadelphia, Pennsylvania. From 1995 to 1996 she was employed as Vice President Strategic Business Development and Director, Content and Marketing for Europe Online, based in Howald, Luxembourg.

From 1987 to 1995, Ms. Matthews was employed in a number of senior management positions, including New Business Venture Program Manager and Manager, Member Administration and Billing for Prodigy Services Company, New York. Prior to joining Prodigy, she was employed as Manager, Operating Systems Software at General Electric Company, Federal and Electronic Systems Division, based in
Pennsylvania.    (GE sold this division in early 1990s)

Further news and information can be found on our internet site:
http://www.bhp.com.


MEDIA RELATIONS
Mandy Frostick
Manager Media Relations
Phone:  +61 3 9609 4157
Mobile: +61 419 546 245

INVESTOR RELATIONS
Robert Porter
Vice President Investor Relations
Phone:  +61 3 9609 3540
Mobile: +61 419 587 456

Candy Ramsey
BHP Investor Relations Houston
Phone: (713) 961-8640





CV
---

MATTHEWS, Cassandra A.

Vice President & Chief Information Officer

Career
Vice President & Chief Information Officer, PECO Energy Company 1996-2000; Vice President Strategic Business Development, Europe Online S.A. 1996; Director Content and Marketing, Europe Online S.A. 1995-96;
New Business Venture Program Manager, Prodigy Services Company, 1993-96; Manager Member Administration and Billing, Prodigy Services Company, 1991-93; Manager Membership Systems, Prodigy Services Company, 1989-91;
Manager Systems and Application Test, Prodigy Services Company, 1987-89; Manager Operating Systems Software, General Electric Company, Federal and Electronic Systems Division, 1984-87, Senior Systems Programmer,
General Electric Company, Federal and Electronic Systems Division, 1981-84; Various analyst and programmer roles 1977-1981; Librarian 1973-77.

Committees, industry bodies & professional associations
IBM Utility CIO Advisory Board; IBM Global Services CIO Advisory Board; United Way of Southeast Pennsylvania Technology Advisory Board;
United Way of Southeast Pennsylvania, Board of Directors
Leadership, Inc., Board of Directors

Personal
Born:  July 8, 1950
Education: State University of New York, Bachelor of Arts - English; Long Island University - Master of Science - Library Science;
Master of Business Administration, Columbia University, New York.

Awards
Outstanding Women of 2000, Corporate Women's Network; Business Innovation, Career Communications Group, Inc.

END